Exhibit 21

Subsidiaries of Cal-Maine Foods, Inc.

Name of Subsidiary	Place of Incorporation or Organization	Percentage of Outstanding Stock or Ownership Interest Held by Registrant
Cal-Maine, Farms, Inc.	Delaware	100%
Southern Equipment Distributors, Inc.	Mississippi	100%
South Texas Applicators, Inc.	Delaware	100%
CMF of Kansas, LLC	Delaware	100% (1)
American Egg Products, LLC	Georgia	99.5%
Texas Egg Products, LLC	Texas	72.1% (2)
Benton County Foods, LLC	Arkansas	100%
Delta Egg Farm, LLC	Delaware	100%
Wharton County Foods, LLC	Texas	100%

(1)	Limited liability company of which Cal-Maine Foods, Inc. and Cal-Maine Farms, Inc. are members and have 99% and 1% interests, respectively.
(2)	Limited liability company of which Cal-Maine Foods, Inc. and Wharton County Foods, LLC are members and have 50.3% and 21.8%, respectively.